PROTEONOMIX, INC.

187 Mill Lane

Mountainside, New Jersey 07092

Phone: (973)544-6116

Fax: (973)833-0277

Email: mcohen@proteonomix.com

March 1, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed August 4, 2009

File No. 000-53750

This letter is written in response to your comment letter dated February 22, 2010 and contains the comments and responses to each comment. We understand that you may have additional comments after reviewing our amendment and responses to your comments. The submission of the amendment on EDGAR contains a correspondence file containing this letter.

Form 10-12G/A filed January 28, 2010

General

1.

We note your Form 8-K filed on February 18, 2010 which announced your newly formed wholly-owned subsidiary, StromaCel, Inc. Please update the disclosure in your filing, where appropriate, to reflect the formation of this new subsidiary.

“We have disclosed the formation of StromaCel, Inc. including its mission statement. We also formed another subsidiary, Proteonomix Regenerative Translational Medicine Institute, Inc. (PRTMI) and have included similar information relating to PRTMI

The present filing states as follows:

In an effort to place different technologies and therapies in different subsidiaries, we formed StromaCel, Inc. on December 29, 2009 (“StromaCel”) and Proteonomix Regenerative Translational Medicine Institute, Inc. (“PRTMI”) on January 5, 2010. At present, neither company has any assets, including technology licenses. However, it is our intention to activate each company upon our receipt of sufficient funding and assignment of technology. We cannot guarantee if and when either subsidiary will become active.

The mission of StromaCel is to develop therapies using “stromal” cells. Stromal cells are key components of tissues and provide critical cytokines and growth factors as well as the cellular microenvironment for normal homeostasis. A cytokine is a small protein released by cells that affects the interactions and communications between cells and the behavior of cells. A growth factor is a naturally occurring substance capable of stimulating cellular growth, proliferation and differentiation. Homeostasis is a self-regulating process by which a biological system maintains stability while adjusting to changing conditions. Stromal cells provide a niche proliferation environment for stem cells.

StromaCel’s goal is to study the basic cellular properties of stromal cells and to identify the utility of cellular and protein derivatives in disease repair.

Proteonomix Regenerative Translational Medicine Institute, Inc. (referred to as “PRTMI”) intends to focus on the translation of promising research in stem cell biology and cellular therapy to clinical applications of regenerative medicine. The mission of PRTMI is to undertake preclinical and clinical trials in regenerative medicine for delivery of cutting edge therapies overcoming delays caused by non-clinical considerations. PRTMI intends interface with clinical and preclinical programs in order to identify potential therapies that can be accelerated into clinical studies. PRTMI intends to develop clinical protocols, organize manufacturing of cellular products for clinical use, and monitor compliance with regulatory bodies of clinical trials conducted under its auspices. PRTMI will seek to acquire and strategically align itself with proven products in the market place that may provide cutting edge strategies when combined with the regenerative medicine therapies being developed by Proteonomix, its parent. Further, PRTMI will seek to provide a seamless transition between laboratories patient care facilities.”

2.

We note your response to our prior comment 1 and advise you that the following statement still appears in the registration statement on page 9; "The results were that Matrix NC-138 reduces both deep and subtle wrin1des...It was observed that Matrix NC-138 led to a refinement of the skin texture and contributed to a youthful look. Additionally, Matrix NC-138 increased moisture content of the skin. The moisture content was clearly improved compared to placebo control after four weeks of application." Please delete this statement from the filing.

We regret that the statement appeared in the last filing and have deleted it from the present filing.

Item 1. Business  page 3

3.

We note your response to our prior comment 5 and advise you that Exhibit A to Exhibit 10.46 remains blank. Please refile the agreement with Exhibit A included.

Exhibit A is entitled “Licensed Patents” and has no content as there are no licensed patents as of the date of the agreement to the present. The exhibit will be modified with patent descriptions and registration numbers from time to time as technology, licensed pursuant to the agreement, become patents.

4.

We note your response to our prior comment 9, Please revise your disclosure in Item 7 "Certain Relationships and Related Transactions, and Director Independence" beginning on page 29 of the filing to include a description of the December 30, 2009 loan from Michael Cohen to the company for the manufacture and packaging of 10,000 cosmeceutical kits.

The loan has now been described as non-interest-bearing and due and payable on or before December 31, 2011. The description of the oral loan agreement is found as Exhibit 10.50.

Item 4. Security Ownership of Certain Beneficial Owners and Management. page 22

5.

We note your response to our prior comment 12 and the following sentence on page 25 of the revised filing: "Dr. McNiece on January 2, 2007 became a member of the Chief Scientific Officer and on November 11, 2009 he also became Vice-President of Scientific Development." This statement, as written, is confusing. If you mean that Dr. McNiece became a member of the Scientific Advisory Board, please revise accordingly. Otherwise, please explain what you mean when you say Dr. McNiece became a member "of the Chief Scientific Officer."

The typographical error highlighted in your comment has been corrected and disclosure in the present filing reads as follows:

“Dr. McNiece on January 2, 2007 became Chief Scientific Officer and on November 11, 2009 he became Vice-President of Scientific Development.”

Consolidated Financial Statements years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm. page F-3

6.

 Please tell us why your auditor did not dual date its report to address the new disclosures included in Note 8 - Commitments. Otherwise, please include a report that has been revised by your auditor to address the new disclosure.

There were no changes to the report for years ending December 31, 2008 and 2007. A mistake was made by putting a July 1, 2009 disclosure in the footnotes for December 31, 2008 instead of in the 2009 disclosures. We have removed the July 1, 2009 disclosure from December 31, 2008 and placed it appropriately in the 2009 Footnote disclosures. Therefore, our auditor does not need to dual date its report as there are no changes to December 31, 2008 and 2007.

Note  9 — Stockholders' Equity (Deficit), page F-20

7.

Please revise your disclosures to address your accounting for the signing bonus issuable to your Chief Financial Officer. We note your disclosure on page 27 that the stock was fair valued on the grant date and that the shares have not been issued to date.

We have revised our disclosure to address the accounting for the signing bonus issuable to our Chief Financial Officer. We had an oral agreement with our Chief Financial Officer that the shares would not be issued for a 120 day probationary period which ended November 2, 2009. The Company had the right to terminate the employee without any obligation to issue the shares. We have included this disclosure in F-20, the Summary Compensation Table including footnote (6) on Page 27 and Executive Compensation on Page 28.

Based upon FASB 718-10-25-5, the grant date is presumed to be when the date is approved and all conditions have been met. Because all conditions had not been met, no legal obligation to issue the stock occurred until November 2, 2009. Therefore, the Stock signing bonus did not take effect until the probationary period ended November 2, 2009, and that should be the Grant Date. With that change we believe that the revised disclosures are now correct and fully explain the transaction.

Consolidated Financial Statement for the nine months ended September 30, 2009 and 2008.

8.

Please revise your interim financial statements based on the preceding audited financial statement comments, as applicable

Because of our above changes in comment numbers 6 and 7 we do not need to change our Interim financial statements.

We appreciated the expedition with which you responded to our last amendment. We would appreciate a rapid response to this amendment also or a statement that there are no additional comments.

Very truly yours,

PROTEONOMIX, INC.

By:   /s/Michael Cohen

        Michael Cohen

        President